

<u>Via Fax and Overnight Delivery</u>

October 15, 2004

Mr. William B. Patterson
Director, AFL-CIO Office of Investment
815 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Mr. Patterson:

First, let me apologize for not responding sooner to your letter dated September 17, 2004. While that letter was received, it was not brought to my attention until recently. Second, given the nature and timing of your letter relative to the timing of our filing of our 2003 Form 10-K, we would not have been in a position to respond to your specific questions because we were still preparing our disclosures for our filing. In our 2003 Form 10-K (Item 9A), we provided a very direct assessment of our deficiencies in controls and procedures. We also provided the myriad of steps we are taking to remedy those weaknesses and deficiencies. Further, we believe that we have provided the public (through our press releases and SEC filings) a complete summary of the findings of the independent investigation regarding the reserve revisions undertaken by Haynes and Boone, the law firm retained by the Audit Committee.

As we have publicly disclosed, the Company's reserve revision and production hedge accounting issues are currently under investigation by various governmental agencies (including, but not limited to, the United States Attorney General), and the Company is a defendant in several lawsuits concerning those matters. As such, the Company is not able to provide specific responses to your questions while those investigations and lawsuits are ongoing. However, as indicated in our filings, the Board of Directors, the Audit Committee and the Company have taken decisive action to address the matters in your letter, including

- As soon as the magnitude of the reserve revision was determined, the Audit Committee commenced an independent investigation of the matter and retained Haynes and Boone. The purpose of its investigation was to assess the reasons for the revisions, evaluate and make recommendations on any improvements in the internal controls associated with the booking of reserves, and determine if there were any instances of misconduct.
- On May 3, 2004, the Company issued a press release and filed a Form 8-K regarding the findings of Haynes and Boone investigation into the reserve revision matter. In the press release, we indicated that Haynes and Boone investigated the roles of current senior executive management in the reserve

revisions, and advised the Audit Committee that the current senior executive management team of El Paso Corporation did not participate in the inaccurate booking and the resulting overstatement of reserves. Haynes and Boone also advised the Audit Committee that the process conducted to estimate El Paso's proved reserves at December 31, 2003 was sound and that the reserves the Company announced were estimated in accordance with applicable guidelines.

- As we have announced, there have been significant organizational changes implemented, including the addition of individuals with extensive exploration and production experience, including five of our seven new board members, and several new members of the Company's executive management team (including the new president and several other key offers of Production and Nonregulated Operations).

- We have acted aggressively to ensure the integrity of our reserve booking process, and in fact, we believe that our new process leads the industry. As a first step in that process, individuals have been added to our Board of Directors and executive management team with extensive experience in the natural gas and oil industry, and with experience in the preparation of natural gas and oil reserve estimates. In addition, we have completed the implementation of the following controls (and are working to implement others):

  - o Formation of an internal committee to provide oversight of the reserve estimation process, which will be staffed with appropriate technical, financial reporting and legal expertise;
  - o Continued use of an independent third-party engineering firm that will be selected by and report annually to the Audit Committee of the Board of Directors with a subsequent report by the Audit Committee to the full Board of Directors;
  - o Formation of a centralized reserve reporting function, staffed primarily with newly hired personnel that have extensive industry experience, that is separated from the operating divisions and reports to the president of Production and Non-regulated Operations;
  - o Restriction of security access to the reserve system to the centralized reserve reporting staff; and
  - o Revisions in our documentation of the procedures and controls for estimating proved reserves.

- Similarly, the Audit Committee investigated the underlying facts associated with the production hedge matter and reviewed the Company's remedial measures, as well as determined that a restatement was required.

- Upon reviewing the results of the reserve revision and production hedge investigations, the Board and the Audit Committee determined that restatements were required, and informed the public promptly of those decisions. I refer you to the Company's website: www.elpaso.com under the News and Investors tabs to view all of the press releases and filings made with the SEC regarding these matters.

We value the AFL-CIO as a stockholder and can assure you, and all of our stockholders, as clearly reflected in our 2003 Form 10-K that we are moving quickly and taking decisive action regarding our internal controls to ensure compliance with Sarbanes-Oxley Section 404 and other applicable laws and regulations. El Paso is committed to filing timely and accurate financial statements.

Thank you for your continued interest in El Paso.

Sincerely,

Juan Carlos Braniff
Chairman, Audit Committee
El Paso Corporation Board of Directors